Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
Date: December 8, 2016
The following presentation was made available to investors of General Electric Company and Baker Hughes Incorporated:

Baker Hughes, a GE Company Investor
   Update
December 8, 2016

Agenda and Speakers
New Baker Hughes
BHI Deal Rationale
Creating Customer Value + Productivity
   Leadership
-Commercial Innovation
-Digital Transformation
-Technology Leadership
-Optimizing Operations
Integration Update
Summary
Q&A
Lorenzo Simonelli
Martin Craighead
Maria Borras/Derek Mathieson/Rod
   Christie
Matthias Heilmann
Art Soucy/Kishore Sundararajan
Jody Markopoulos
UwemUkpong
Lorenzo Simonelli

Baker Hughes, a GE Company
Lorenzo Simonelli

What We Like About the Deal
Fullstreamtechnology provider ... industry-unique portfolio
Combining strengths ... technology, services, global capability
2x scale ... better ability to influence customer outcomes
GE Digital capability ... significant impact on oilfield
services productivity Blended leadership team ... deep
industry expertise Significant synergies + NewCobetter
positioned to navigate cycles

Transaction Overview ... the "new" Baker Hughes
http://blogs.bakerhughes.com/reservoir/files/2011/03/
Baker_Hughes_Logo.png
Shareholders
GE Oil & Gas
+ $7.4B cash
Newco, Inc.
(NYSE listed)
http://blogs.bakerhughes.com/reservoir/files/2011/03/
Baker_Hughes_Logo.png
$17.50/sh
dividend
100%
$7.4B cash
(operating partnership)
62.5%
37.5%
oMerge GE Oil & Gas with Baker Hughes ... GE owns
62.5%, new Baker Hughes owns 37.5% through partnership
structure
oPublicly traded company with separate investor base;
robust minority protections
oOwnership interest & voting aligned
oGE to contribute $7.4B to fund cash dividend,
Baker Hughes distributes $17.50 per share dividend to
shareholders
oBaker Hughes shareholders receive dividend & 37.5%
equity of stronger business
oBlended leadership team
o9 member Board ... 5 appointed by GE, 4 by Baker Hughes,
including M. Craighead

Update Since 10/31 Transaction
   Announcement
Broad support for transaction ... strong industrial logic
Customers see significant value ... Process, Technology,
Digital Provided supplemental financial information on GE
O&G Hosted GE O&G specific investor event at Minds +
Machines conference Integration teams kicked off and
executing ... cost + revenue synergies Regulatory process
underway

Baker Hughes, a GE Company
~$34B* revenue~70,000 employees>120 countries
Find and produce hydrocarbons
Transport hydrocarbons
Process & market products
Drilling & Evaluation
Completion & Production
LNG &
Pipeline Solutions
Refinery &
Petrochemical Solutions
* 2020F

Creating the Productivity Leader in the
   O&G Industry
Fullstreamportfolio
Productivity drivers
Better outcomes
Commercial Innovation
Digital Transformation
Technology Leadership
Operations Optimization
Cost per Barrel
ROI
Faster cycle times
Drilling & Evaluation
Completion & Production
LNG & Pipeline Solutions
Refinery & Petrochemical Solutions
Digital Solutions
= +

Deal Rationale
Martin Craighead

Volatility is the New Normal
Volatility remains despite improved prospects for a recovery
Operators need stability, resilience, and predictability
Industry unsuccessful in achieving
return-on-invested-capital Recovery rates and well
efficiencies are sub-optimal
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
$0
$50
$100
$150
1980
1985
1990
1995
2000
2005
2010
2015
$/barrel
Global Rig Count
WTI Spot Price (left)

Customers Require More Productivity
Step change in productivity
new wave of innovation
unit cost of oil and gas production must be improved
Differentiation required + partners with broad offering
'16 YTD
'15
'14
'13
'08
(1)%
5%
6%
14%
ROCE -SelectedMajors& Independents
(1)%
$99
$108
$100
$54
$45
Average
Brent $/bbl
....
....
0.0
20.0
40.0
60.0
80.0
100.0
120.0
0
25
50
75
100
$/bbl
2020 MBOE/D
~$25/boe reduction in cost curve '14 vs.'16
Prices likely to recover with activity pick-up ...
structural reductions may persist
~90% of 2020 production breakeven @ ~$60/boe
in 2016 vs ~$85/boe in 2014
$~25/boe reduction
Sources: Capital IQ, Rystad
'14
'16

Creating Customer & Investor Value
Productivity leader for the industry
-Fullstreamportfolio
-Broad digital capability
-Extraordinary range of technology
2x scale, complementary capabilities, more diversified
BHI shareholders participate in substantial value creation
through synergies Positioned to weather short-term
volatility and participate in industry upcycle

Commercial Innovation
Maria Borras, Derek Mathieson, Rod
   Christie

Adding Value for our Customers

80 → 120+
COUNTRIES REACHED

Cross penetration

Increasing cross penetration in countries/customers

Relationships
Sales channels

0 → 1
FULLSTREAM CAPABILITY PROVIDER

Asset level solutions

Technology, Supply Chain + Digital

Intelligent products
Reduced complexity
Modularity

~40%
AVERAGE PROJECT CAPEX ONSHORE SCOPE FOR NEWCO

Advanced commercial models

Performance based commercial models

Bonus/Malus tied to KPI/targets
Availability guarantee

+43%
AVERAGE PROJECT SIZE INCREASE OVER NEXT 5 YEARS

CAPEX → OPEX

Integrated, outcome based solutions

Risk/Reward management
Bonus/Malus tied to production
Financing

Sources: Company information, American Energy Partners, GlobalData

December 8, 2016 14

Global Coverage … Market Channel Improvement

New Baker Hughes

1. 80 → 120+ countries
2. Company to Country
3. Channel stability
4. Financing

Expanded Global Coverage

Africa subcontinental – onshore



- Remote areas
- Limited infrastructure … investment beyond E&P
- Leverage local presence

West Africa – offshore



- Stranded gas … monetization during field development
- Ultra-deepwater wells
- Connection to onshore power plants

Brazil – offshore



- Complex, multi-prospect discovery
- Early production system during reservoir evaluation
- Concept hinges on FPSO

~$70B of spend with NOCs with bias towards integration



Independent or Integrated
NOC
Majority in locations with less developed infrastructure/supply chains
12
38
15
29
94
25
69
2018
2019
2020
>2021
Total

$50B of identifiable projects in next 5 years in world's petroeconomies

Sources: Company information, GlobalData

December 8, 2016 15

North America Unconventionals... Key to Supply
NAM unconventional is critical short-cycle supplier
By 2020, unconventional will account for ~70% of total US
Production
Complexity of well increasing
US + Canada ~80-90% of unconventional production in 2020
NAM Capex spend .~80% between '16-'18
Permian growth ~12% p.a.
Incremental Production & annual spend ... '16-'20
Sources: IHS, Rystad
Production
(Mboe/d)
Spend
($ in billions)
NAM Unconventionals
ROW Onshore
Selected shale plays ... annual spend until 2020
($ in billions)
Barnett
$2
13
22
Permian
Eagleford
Woodford
Marcellus
Niobrara
Utica
Bakken
6
Haynesville
3
5
$39
11
9
Incremental annual spend
2016
8
1
$99
$67

Unlocking Value in Unconventional

	Drilling	Completion & Production
Baker Hughes	• Reservoir modeling expertise • Industry leading RSS (AutoTrak Curve) • BHA optimization capability	• Best in class completion equipment • Leading production chemicals franchise • Leading ESP offering
+	+	+
GE	• GE design + manufacturing … ↑ RSS reliability & performance • Advanced wellbore placement … MEMS gyros & solid state sensors • Predictive analytics	• Brilliant Factory … ↑ product quality and ↓ lead times • Digital integration … design optimiziation • Sensors + connectivity + Predix
Productivity for customers	✓ Integrated ecosystem ✓ Digital productivity programs … ↓ NPT ✓ Drilling automation: Predictive + Predix	✓ Advanced AL Systems + productivity tools ✓ Digital thread: reservoir to well construction to production ✓ Predictive analytics … production optimization

Cost / bbl reductions '14 vs. 16



~$80
Cyclical
~$48
'14
Service cost
High-grading
Learnings
Operations
'16

~70% of cost reductions have been cyclical, not structural

Scope influence + technology to structurally reduce cost/bbl = winning in North America

Sources: IHS, Rystad

December 8, 2016 17

Enabling Deepwater Productivity

Influencing up to 55% of Offshore development spend


Example: W. Africa Offshore Project Spend
27%
Internal
11%
Transportation, Logistics
4%
Engineering
9%
Topsides & Processing
21%
Well Service
25%
Subsea & SURF
3%
Seismic

Technology, Digital and Commercial solutions

Well Construction	Baker Hughes 1-2-1 strategy redefining drilling productivity and reliability in deepwater
+	
Subsea	5D modelling trees, BOP reliability and evolving services models improving project economics
+	
Production	Digital twin and OPEX commercial models for rotating machinery, and processing equipment
+	
Midstream, LNG	LNG plant & liquefaction equipment, processing equipment, pipeline services
+	
Financing	Innovative business models, risk sharing

2x new Baker Hughes opportunity to drive improvement in total project lifting cost (vs. standalone)

Sources: Rystad, McKinsey

December 8, 2016 18

Unlock Deepwater Opportunities with Better Productivity


Unsanctioned Deepwater Projects 2016
Project Phase Breakeven ($/boe)
140
120
100
80
60
40
20
0
0
50
100
150
200
250
300
350
Average Peak Production (Mboe/d)

- Focus on major projects across all deepwater basins
- 11B BOE are marginal at +/- $40/boe … ~1.9MMbbl/day peak production potential
- ~10% improvement in lifting cost from fullstream productivity program could unlock ~$200B addressable deepwater opportunity

~$200B addressable deepwater opportunity could be accelerated with fullstream productivity

BAKER HUGHES
Sources: IHS, Baker Hughes analysis
December 8, 2016 19

Next Chapter in Capex & OpexProductivity
..Reliability centered maintenance
..Digital monitoring and diagnostics
..Incentives aligned with customers
..Lifecycle project view = .information connection
..Technology & phase optimization
...standardization = .ability to redeployassets

Productivity from Contractual Service Agreements (CSA)

Contractual Service Agreements

Evolution

1995

Aircraft engines



Gas turbines



Locomotives



Diagnostic imaging



Gas turbines & compressors



CHENIERE

PETRONAS

Blowout preventers



DIAMOND

Today

20+ years track record

GE Oil & Gas

Data rich
- ✓ >6,800 units
- ✓ 1B+ hours in operation

Customer commitment
- ✓ Uptime
- ✓ Output
- ✓ Align with revenue model

GE benefit
- ✓ Less cyclical
- ✓ Ability to drive productivity

BAKER HUGHES

Potential use cases
- ✓ Drilling
- ✓ Production outcomes

→ From transaction to campaign-based

BAKER HUGHES
December 8, 2016 21

Digital Transformation
Matthias Heilmann

Digital Essential to Unlock Productivity

New BHI for New BHI

Productivity
- Digital Thread
- Brilliant manufacturing



- Digital twin
- Services effectiveness & efficiencies
- Design & Innovation acceleration

Productivity

New BHI for Customers

Apps
- Service transformation
- Digital enabled CSAs



- Better outcomes for customers
- Optimize GE/BHI equipment
- Fullstream data analytics

New offerings / business models

New BHI for Industry

Platforms
- Predix Industrial Internet Operating System



- Leapfrog digital industrial transformation
- Industrial strength, cyber security, scale
- Predix Process + Production Optimization

New revenue streams / markets

Delivering better customer outcomes and shareholder value

December 8, 2016 23

Leapfrog Digital Transformation ... GE's Learnings

Predix Powered Oil & Gas Offerings


Apps
meridium
servicemax
EQUIPMENT DATA
PRODUCTION DATA
DASSAULT SYSTEMES
Paradigm
Technip
CMG COMPUTER MODELLING GROUP LTD.
Oil & Gas Extensions
Asset Performance Management
Production Optimization
Artificial Intelligence + Machine Learning
Design & Build Collaboration
PREDIX
RESERVOIR DATA
LOGGING & EVALUATION DATA
Ecosystem
Digital Twin
Reliance Industries Limited
Cloud / Security
Sensors / Edge
BITSTEW SYSTEMS From GE Digital
WELL COMPLETION DATA
DRILLING DATA
Architecture
ORACLE
Microsoft
Pivotal
DELL
intel
SAP

BAKER HUGHES
December 8, 2016 25

Asset Performance Management for Upstream

Largest Predix APM deployment at scale covering systems + platforms

Machine learning + digital twin analytics | **Events, alerts, workflows** | **Full deployment … cover 400-600 assets & asset classes, deployed 20MM+ tags**

Next Steps: Expansion into reliability management + inspection

$100MM+ bottom line impact per 1% efficiency improvement

Customer Challenge

- Siloed business operations
- Safety concerns
- Reactive to process upsets



Solution

Predix APM + O&G extensions providing fleet-wide insights for real-time visibility of global plant operations

1) Excursion & anomaly management
2) Equipment monitoring & analysis
3) Process Surveillance
4) Knowledge repository … best practice sharing

Outcomes & Value

Connected | Insights | Optimized

- Improved safety, engineering productivity, data visibility & efficient decision making
- Reduced production deferrals
- Contributing to 2-4% higher global operations efficiency

December 8, 2016 26

New Baker Hughes Delivering Outcomes that Matter


Underutilized data sets
PREDIX
Drilling Data
0.3 GB / well / day
Wireline Data
5GB / well / job
Fiber Optic Data
0.1 GB / well / day
ESP Monitoring
180 GB / well / year
Digital Twins

Digital use cases	Desired customer outcomes	Opportunity
Equipment & Process Reliability	Increase daily production	~2-5% operating efficiency
Automation & Remote Operations	Reduce cost / barrel	~20-30% cost op-ex reduction
Production Optimization	Maximize ultimate recovery	~20-40% improvement in RoA
Field Service Enablement	Safety	Reduced recordables
Design-build-operate collaboration	Increase booked reserves	~8-15% increase in production

~$200B industry productivity opportunity by 2020

Source: GE analysis

December 8, 2016 27

The Value is in the Twin




DIGITAL TWIN

Fleet Monitoring Results

Key Process Parameters

- Vibration
- Flow
- Pressure
- Temperature
- Fuel Gas quality
- Weather
- Service/cycle type
- Combustion Mode

3-15% GE reliability improvement realized


Unit Risk
Combustion Section
Hot Gas Path Section
Compressor Section

Emerging Technology: Connected Twins

- Optimal configurations
- Failure mode identification
- Optimal controls
- New algorithms
- New security and fraud mitigation techniques

Connected Assets **~8-10x** more valuable

Learning Modes

Human Expertise	Fleet Transfer	Similar Machines	Simulations

BAKER HUGHES

Potential Use Cases

- **30k artificial lift systems**
- **Drilling tools**

Building Blocks: Gold Data | Physical + Digital Models | Learning | Analytics

BAKER HUGHES
December 8, 2016 28

Digital Capabilities Deliver Smarter Drilling Operations



Reservoir Navigation System
Measurement While Drilling
EXPLORATION
APPRAISAL
DEVELOPMENT
PRODUCTION
ABANDONMENT
PREDIX
Lift System
Casing Liner System
= Decisions

Benefits of Accelerating Digital Transformation

- ✓ Real-time bottom hole assembly condition monitoring
- ✓ Faster response to operational upsets
- ✓ Machine learning, data analytics, unleash prediction
- ✓ New equipment mobilization, tool dispatch, optimal resource allocation
- ✓ Influence design & build

12-20% average industry drilling NPT

20-30% anticipated reliability improvement

~$15B+ industry productivity opportunity

Sources: GE, BHI analyses

December 8, 2016 29

Technology Leadership
Art Soucy, Kishore Sundararajan

Leading Technology Driving Value Across
   Portfolio
..Rotary drilling tools leveraging GE expertise
..Advanced wellbore trajectory survey
..Digital integration of completion activity
..Advanced materials for harsh environment
..Remote monitoring
..Advanced analytics
..Integrated advanced sensors
..Life of well performance prediction
..Reservoir dynamics and characterization
..New sensing and modeling techniques
..Advanced Gas Turbine Technology
..Power Gen Equipment
..Highest power density
..Modular Solutions
..Steam Turbine Technology
..Centrifugal & RecipCompressors
..Flexible Mechanical Drive Options
Brilliant Drilling Systems
LNG/Pipeline
Smart Completions
Production optimization
Reservoir
Performance Evaluation
Refinery & Petrochemical
Service Quality
Agility
Cost per barrel

Additive Manufacturing Advancing
   Technology
Baker Hughes investment:
$11 million
o5 machines
o32 downhole parts
o24 fewer parts
o20% cost reduction
oHigher reliability -less parts, no pressure plugs required
Manifold check valve
GE investment $1.5B+
oThinking additively
o845 parts eliminated
lasertec-65-shape-h1-jpg
$1B+ acquisitions
Advanced Turbo Prop
-a)
(a-subject to customary closing conditions
https://pbs.twimg.com/profile_images/582823690519244800/
W7IxZcR6.png
GE93_HD7.png

Electronics Driving Significant Efficiencies in Drilling

$3B+

People related negative productivity by top 4 OFS companies since 2014

Improved electronics, sensor and analytical capability critical to success

1-2-1 Strategy

- **1** tool
- **2** people at the rig
- **1** year of experience







Higher automation + standardized procedures = less non-productive time

GE BAKER HUGHES

Sources: BHI analysis, public filings

December 8, 2016 33

Autonomous Drilling Systems now a
   Possibility
oIslands of autonomy
oNo integrated system
oPockets of expertise
oSystems incompatible
oAutomated drilling systems
oNew business model
oImproved safety, lower risk for employees
Image result for drilling rig system schematic
2016
2020

GE Store driving Technology Productivity in Drilling



- **+ Battery technology →** Downhole rechargeable batteries
- **+ GE Healthcare technology →** Advanced sensor analytics (i.e. NMR, acoustics)
- **+ Silicon Carbide & hybrid electronics techn. →** New high temperature platform
- **+ Systems modeling & integration →** Short BHA (From 65' to 30')
- **+ Fluid mechanics science →** Downhole power generation
- **+ Material science →** Corrosion & Wear resistant BHA
- **+ Rotating machinery experience →** Reliable Rotary Steerable Systems (RSS)
- **+ Bit composite encapsulated sensors→** Accurate well placement

Making the best products better with access to technology and capability from the GE Store

BAKER HUGHES
December 8, 2016 35

Operations Optimization
Jody Markopoulos

Digital Thread improving Efficiencies at BHI + GE

Commercial	Engineering	Supply Chain	Services
↑ Funnel size ↑ Convertibility	↓ NPI Cycle ↓ Product Cost	↑ Inventory turns ↓ Lead time	↑ Asset reliability ↑ FSE utilization

PREDIX

Virtual validation



Subsea tree 3D model

- Defect reduction by 80%

Sourcing data lake


SourceCheck

On-the-move sourcing analytics

- Enabling 4%+ external deflation

Installed base mining



Bently Nevada vibration systems

- $24MM upgrades

BAKER HUGHES
December 8, 2016 37

Supply Optimization … Day 1 Focus

~80% overlap on sourcing categories*


Mechanical
12%
Electronics
7%
Logistics
9%
Raw Material
8%
Aux Equipment
16%
Other
20%
Indirect
28%

Proven track record … Examples:

↓ 20% Cost



Electronics Center of Excellence

↓ 15% Supplier



Big Data Analytics

Focus Areas

1. **Supply base rationalization**
   - Deeper, stronger supply base
   - Global risk management
2. **Procurement infrastructure**
   - Volume efficiency
   - Process standardization and automation
3. **Value engineering**
   - Should cost
   - Product standardization
4. **Landed cost optimization**
   - Logistics efficiency
   - Make/buy trade-offs

*2015 spend

December 8, 2016 38

Optimizing Fulfilment ... Service Delivery Excellence
Asia Pacific
Americas
Europe, Middle East & Africa
Operational excellence
Lean Culture
-2x throughput
Brilliant Factory
-. 25% lead time
Multi-modal facilities
Competitive scale
-.responsiveness
Advanced manufacturing
-50% part reduction
250
203
BHI locations *
GE locations
453
162
145
307
99
67
166
* excludes chemical storage

Brilliant Factory: Talamona, Italy
25%
% Lead time
IMPROVEMENT
10+ Technologies
From 5 axis EDM to Laser Weld
Programming & Simulation
From machining (800+ tools)
to Laser scanning (700+ holes/unit)
image9.png
image10.png
image11.jpeg
Predictive approach
w/ data collection & software
5
Suppliers to
ONE
10
operations in
a SINGLE line
10
operations in
a SINGLE line
Potential use cases
~4,000/year Sub Surface Safety Valve
   components
~1,100/year Drilling Motor Radial
   Bearings

Integration Status Update
UwemUkpong

Creating value

(EBITDA $ in billions)


Synergies
~$1.6
~$0.4
~$1.2
~$0.7
From revenue
~$0.1
Cost
~$0.6
2018F
2020F

2020F EBITDA synergy benefits

+ Revenue synergies	~$0.4
+ Sourcing/procurement improvements	~$0.4
+ Manufacturing, service footprint rationalization	~$0.2
+ Process optimization	~$0.2
+ SG&A consolidation	~$0.4

Clear focus since October 31st

BAKER HUGHES
42

Integration planning
oJoint integration planning launched, led by Derek
Mathieson and Uwem Ukpong
oAppointed integration planning team of 30 senior
leaders from Baker Hughes and GE
..Combined hundreds of years in OFS and GE
..Mix of functions, regions and product/service lines
..Team planning sessions complete at GE's Crotonvillelearning center
oJoint Baker Hughes/GE Steering Committee of senior
executives
oLeveraging prior integration experience from both companies
oEmployee outreach and communications ongoing
oRegulatory process underway

Focused on Customers and Value Creation
   from Day 1
..Commitment to Health Safety and
   Environment
..Customer focus and relationships
..Technology expertise and innovation
..Service culture
..Talent and development
Taking the best of both organizations
Targeted work programs
Strategy and operating model for NewCo
Integration and synergy capture planning

Summary
Lorenzo Simonelli

Financial Overview

($ in billions)

Key metrics

Revenue



~$32
~$28
'15
'18F

	'15	'18F
Adjusted EBITDA (a)	**$4.8**	**~$5.5**

2015 to 2018F EBITDA dynamics

2015 Adjusted EBITDA	**~$4.8**
'16E cost out	~1.3
Synergies	
- Cost	~0.6
- From revenue	~0.1
Lower volume / price	~(1.4)
2018F Adjusted EBITDA	**~$5.5**
Restructuring / other charges	~(0.3)
2018F EBITDA	**~$5.2**

(a- EBITDA and Adjusted EBITDA are non-GAAP measures. See the notes to financial data included on page 52 for additional information.
Totals may not add due to use of rounded numbers.

December 8, 2016 46

Summary
..Unmatched fullstreamcapability
..Creating the productivity leader for the industry
..Digital capability will shape industry over next decade
..GE Store will be key advantage: Commercial + Technical
..Disciplined capital allocation: high-margin, high-return
portfolio
..Integration planning underway ... focused on customers +
value creation

Q & A

Disclaimers & Notes

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes Incorporated (“BHI”), Bear Newco, Inc. (“Newco”) will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and BHI (the “Combined Proxy Statement/Prospectus”). BHI and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and BHI will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents BHI and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BHI OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by BHI and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or BHI with the SEC on BHI’s website at http://www.bakerhughes.com or by contacting BHI Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, BHI, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016, its Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2016, which was filed with the SEC on November 9, 2016 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of BHI is contained in BHI’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 11, 2016, its Annual Report on Form 10-K/A for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 which was filed with the SEC on October 25, 2016 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above

BAKER HUGHES

December 8, 2016 50

Caution concerning forward-looking statements
This communication contains "forward-looking" statements as
that term is defined in Section 27A of the Securities Act of
1933, as amended, and Section 21E of the Securities Exchange
Act of 1934, as amended by the Private Securities Litigation
Reform Act of 1995, including statements regarding the
proposed transaction between GE and BHI. All statements,
other than historical facts, including statements regarding
the expected timing and structure of the proposed
transaction; the ability of the parties to complete the
proposed transaction considering the various closing
conditions; the expected benefits of the proposed
transaction such as improved operations, enhanced revenues
andcash flow, synergies, growth potential, market profile,
customers' business plans and financial strength; the
competitive ability and position of the combined company
following completion of the proposed transaction, including
the projected impact on GE's earnings per share;the
projected future financial performance of GE Oil & Gas,
BHI
and Newco; oil and natural gas market conditions; costs and
availability of resources; legal, economic and regulatory
conditions; and any assumptions underlying any of the
foregoing, are forward-looking statements. Forward-looking
statements concern future circumstances and results and
other statements that are not historical facts and are
sometimes identified by the words "may," "will," "should,"
"potential," "intend," "expect," "endeavor," "seek,"
"anticipate," "estimate," "overestimate," "underestimate,"
"believe," "could," "project," "predict," "continue,"
"target" or other similar words or expressions.
Forward-looking statements are based upon current plans,
estimates and expectations that are subject to risks,
uncertainties and assumptions. Should one or more of these
risks or uncertainties materialize, or should underlying
assumptions prove incorrect, actual results may vary
materially from those indicated or anticipated by such
forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans,
estimates or expectations will be achieved. Important
factors that could cause actual results to differ materially from such plans, estimates or expectations include, among
others, (1) that one or more closing conditions to the
transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise,
including that a governmental entity may prohibit, delay or
refuse to grant approval for the consummation of the
proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the
required approval by the stockholders of BHI may not be
obtained; (2)the risk that the proposed transaction may not
be completed in the time frame expected by GE or BHI, or at
all; (3) unexpected costs, charges or expenses resulting
from the proposed transaction; (4) uncertainty of the
expected financial performance of the combined company
following completion of the proposed transaction; (5)
failure to realize the anticipated benefits of theproposed
transaction, including as a result of delay in completing
the proposed transaction or integrating the businesses of
GE, BHI and Newco; (6) the ability of the combined company
to implement its business strategy; (7) difficulties and
delays in achieving revenue and cost synergies of the
combined company; (8) inability to retain and hire key
personnel; (9) the occurrence of any event that could give
rise to termination of the proposed transaction; (10) the
risk that stockholder litigation in connection with the
proposed transaction or other settlements or investigations
may affect the timing or occurrence of the contemplated
merger or result in significant costs of defense,
indemnification and liability; (11) evolving legal,
regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price
changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time
to time in GE's and BHI's reports filed with the SEC,
including GE's and BHI's annual report on Form 10-K,
periodic quarterly reports on Form 10-Q, periodic current
reports on Form 8-K and other documents filed with the SEC.
The foregoing list of important factors is not exclusive.
Any forward-looking statements speak only as of the date of
this communication. Neither GE nor BHI undertakes any
obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are
cautioned not toplace undue reliance on any of these
forward-looking statements.

Overall
oProforma financials for Baker Hughes, a GE Company reflect
estimates of the combined performance of GE Oil &
Gas and BHI. For GE Oil & Gas, the estimates are based
on
internal performance measures as described below. For BHI,
the estimates are based on BHI's reported earnings as
described below. GE Oil & Gas oRevenue and Segment Profit
represent reported amounts disclosed as industrial operating segment results within General Electric Company's annual and quarterly SEC filings, which are prepared in conformity with
U.S. generally accepted accounting principles. Such
information has been preparedsolely for purposes of
consolidation by GE, and not for stand-alone financial
reporting purposes. oSegment revenues include revenues and
other income related to the segment. Segment profit is
determined based on internal performance measures used by
the Chief Executive Officer (CEO) to assess the performance
of each business in a given period. In connection with that
assessment, theCEO may exclude matters such as charges for
restructuring; rationalization and other similar expenses;
acquisition costs and other related charges; technology and
product development costs; certain gains and losses from
acquisitions or dispositions; and litigation settlements or
other charges, for which responsibility preceded the current management team. Intercompany transactions are reflected in
Revenue and Segment Profit on the basis of GE policies and
procedures.
oSegment profit excludes the portion of earnings or loss
attributable to non-controlling interests of
consolidated subsidiaries, and as such only includes the
portion of earnings or loss attributable to our share
of the consolidated earnings or loss of consolidated
subsidiaries. Segment profit also excludes interest and
other financial charges and income taxes. For purposes of
this presentation, segment profit may also be
referred to as EBIT. Certain GE corporate costs, such
asshared services, employee benefits and information
technology are allocated to our segments based on usage.
A portion of the remaining corporate costs is
allocated based on each segment's relative net cost of
operations.
Baker Hughes
oRevenue and Adjusted EBITDA have been presented on a
consistent basis for 2015 with BHI's reported earnings,
including adjustments such as, but not limited to,
impairment and restructuring charges, merger and related
costs, inventory adjustments and litigation settlements.
For more detail, refer to BHI's earnings release for
the year ended December 31, 2015.